                                                            File Number: 0-29174
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                _______________

                                   FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                           RULE 13A-16 OR 15D-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                   For the quarter ended September 30, 2000

                          LOGITECH INTERNATIONAL S.A.
            (Exact name of Registrant as specified in its charter)
                                _______________

                                Not Applicable
                (Translation of Registrant's name into English)

                          Canton of Vaud, Switzerland
                (Jurisdiction of incorporation or organization)
                                _______________

                           Logitech International S.A.
                              Apples, Switzerland
                               c/o Logitech Inc.
                               6505 Kaiser Drive
                           Fremont, California 94555
                                 (510) 795-8500
         (Address and telephone number of principal executive offices)

                                _______________


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
          [X]  Form 20-F           Form 40-F


Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes         [X] No


If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b).
     Not applicable

================================================================================

                          LOGITECH INTERNATIONAL S.A.
                                    FORM 6-K
                               Table of Contents


                                                                                                              Page
                                                                                                              ----
Consolidated Financial Statements (unaudited):
  Consolidated Balance Sheets at September 30, 2000 and March 31, 2000......................................    3

  Consolidated Statements of Income for the three and six months ended September 30, 2000 and 1999..........    4

  Consolidated Statements of Cash Flows for the six months ended September 30, 2000 and 1999................    5

  Notes to Consolidated Financial Statements................................................................    6

Management's Discussion and Analysis of Financial Condition and Results of Operations.......................    8

Quantitative and Qualitative Disclosure About Market Risk...................................................   18

Signatures..................................................................................................   19

                          LOGITECH INTERNATIONAL S.A.
                          CONSOLIDATED BALANCE SHEETS
               (In thousands, except share and per share amounts)

                                                                              September 30,      March 31,
                                                                                  2000             2000
                                                                              -------------     ----------
                                                                               (unaudited)
                                   ASSETS
Current assets:
   Cash and cash equivalents............................................       $   22,200       $   49,426
   Accounts receivable..................................................          145,852          123,172
   Inventories..........................................................          128,463           68,255
   Other current assets.................................................           24,726           25,354
                                                                               ----------       ----------
       Total current assets.............................................          321,241          266,207
Investments.............................................................           28,792           10,807
Property, plant and equipment...........................................           42,916           42,117
Intangible assets.......................................................           12,127           14,007
Other assets............................................................              874              939
                                                                               ----------       ----------
       Total assets.....................................................       $  405,950       $  334,077
                                                                               ==========       ==========

                   LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Short-term debt......................................................       $   18,126       $    6,990
   Accounts payable.....................................................          123,059           92,430
   Accrued liabilities..................................................           54,381           51,049
                                                                               ----------       ----------
       Total current liabilities........................................          195,566          150,469
Long-term debt..........................................................            3,220            2,934
Other liabilities.......................................................              518              705
                                                                               ----------       ----------
       Total liabilities................................................          199,304          154,108
                                                                               ----------       ----------
Contingencies (Note 7)
Shareholders' equity:
   Registered shares, par value CHF 10 - 5,245,997 authorized,
     1,064,003 conditionally authorized, 4,245,997 issued and
     outstanding at September 30, 2000; 4,362,920 authorized,
     1,147,080 conditionally authorized, 4,162,920 issued and
     outstanding at March 31, 2000......................................           30,245           29,752
   Additional paid-in capital...........................................           88,158           83,686
   Less registered shares in treasury, at cost, 13,742 at September 30,
     2000 and 20,640 at March 31, 2000..................................           (1,185)          (1,056)
   Retained earnings....................................................           98,720           84,367
   Cumulative translation adjustment....................................          (22,547)         (16,780)
   Unrealized gain on securities........................................           13,255               --
                                                                               ----------       ----------
       Total shareholders' equity.......................................          206,646          179,969
                                                                               ----------       ----------
       Total liabilities and shareholders' equity.......................       $  405,950       $  334,077
                                                                               ==========       ==========


   The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                       CONSOLIDATED STATEMENTS OF INCOME
              (In thousands, except share and per share amounts)

                                                             Three months ended                    Six months ended
                                                                September 30,                         September 30,
                                                        -----------------------------         ----------------------------
                                                            2000               1999              2000              1999
                                                        ----------         ----------         ----------        ----------
                                                                 (unaudited)                           (unaudited)
Net sales.......................................        $  190,565         $  133,247         $  331,981        $  254,314
Cost of goods sold..............................           126,385             89,998            220,510           175,103
                                                        ----------         ----------         ----------        ----------
Gross profit....................................            64,180             43,249            111,471            79,211
Operating expenses:
 Marketing and selling..........................            34,817             21,775             61,265            43,128
 Research and development.......................             8,794              8,219             17,303            15,225
 General and administrative.....................             8,596              7,433             16,862            14,015
                                                        ----------         ----------         ----------        ----------
Operating income (loss).........................            11,973              5,822             16,041             6,843
Interest income (expense), net..................              (159)              (138)                37              (342)
Other income (expense), net.....................              (103)               795              1,864               714
                                                        ----------         ----------         ----------        ----------
Income before income taxes......................            11,711              6,479             17,942             7,215
Provision for income taxes......................             2,343              1,296              3,588             1,443
                                                        ----------         ----------         ----------        ----------
Net income......................................        $    9,368         $    5,183         $   14,354        $    5,772
                                                        ==========         ==========         ==========        ==========
Net income per share:
 Basic..........................................        $     2.23         $     1.32         $     3.43        $     1.47
 Diluted........................................        $     1.99         $     1.27         $     3.06        $     1.43

Net income per ADS (10 ADS : 1 share):
 Basic..........................................        $      .22         $      .13         $      .34        $      .15
 Diluted........................................        $      .20         $      .13         $      .31        $      .14

Shares used to compute net income per share:
 Basic..........................................         4,208,662          3,935,526          4,181,020         3,914,354
 Diluted........................................         4,714,177          4,095,034          4,696,709         4,046,648



  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (In thousands)

                                                                                    Six months ended
                                                                                      September 30,
                                                                               --------------------------
                                                                                 2000              1999
                                                                               --------          --------
                                                                                       (unaudited)
Cash flows from operating activities:
 Net income...........................................................         $ 14,354          $  5,772
 Non-cash items included in net income:
  Depreciation and amortization.......................................           10,068             9,375
  Equity in net (earnings) losses of affiliated companies.............              449              (540)
  Gain on sale of investment..........................................             (442)               --
  (Gain) loss on disposal of property, plant and equipment............           (1,922)              213
  Deferred income taxes...............................................               63              (195)
  Other...............................................................              263               142
 Changes in current assets and liabilities:
  Accounts receivable.................................................          (25,341)           (6,922)
  Inventories.........................................................          (62,899)            6,629
  Other current assets................................................              469               358
  Accounts payable....................................................           44,028            (3,894)
  Accrued liabilities.................................................           (8,386)          (10,902)
                                                                               --------          --------
     Net cash provided by (used in) operating activities..............          (29,296)               36
                                                                               --------          --------
Cash flows from investing activities:
 Additions to property, plant and equipment...........................          (11,143)          (10,691)
 Proceeds from sales of property, plant and equipment.................            3,637                --
 Proceeds from sale of investment.....................................              526                --
 Acquisitions and investments in affiliated companies.................           (5,562)           (1,025)
                                                                               --------          --------
     Net cash used in investing activities............................          (12,542)          (11,716)
                                                                               --------          --------
Cash flows from financing activities:
 Increase (decrease) in short term debt...............................           11,150           (15,618)
 Net borrowing (repayment) of long term debt..........................              515              (191)
 Proceeds from sale of treasury shares................................              935             4,019
 Purchase of treasury shares..........................................           (1,064)               --
 Proceeds from issuance of registered shares..........................            4,963                --
                                                                               --------          --------
     Net cash provided by (used in) financing activities..............           16,499           (11,790)
                                                                               --------          --------
Effect of exchange rate changes on cash and cash equivalents..........           (1,887)               84
                                                                               --------          --------
Net decrease in cash and cash equivalents.............................          (27,226)          (23,386)
Cash and cash equivalents at beginning of period......................           49,426            43,251
                                                                               --------          --------
Cash and cash equivalents at end of period............................         $ 22,200          $ 19,865
                                                                               ========          ========

Supplemental cash flow information:
 Interest paid........................................................         $     96          $    247
 Income taxes paid....................................................         $  1,382          $    416


  The accompanying notes are an integral part of these financial statements.

                          LOGITECH INTERNATIONAL S.A.
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 -- The Company:

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Note 2 -- Interim Financial Data:

  The accompanying consolidated financial statements should be read in conjunction with the Company's 2000 Annual Report on Form 20-F as filed with the Securities and Exchange Commission. In the opinion of management, the accompanying financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position, results of operations and cash flows for the interim periods. The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results of any future period.

  The Company reports quarterly results on thirteen-week periods, each ending on a Friday. For purposes of presentation, the Company has indicated its quarterly periods as ending on the month end. Certain amounts reported in prior quarters' financial statements have been reclassified to conform with the current quarter's presentation.

Note 3 -- Stock Split:

  In June 2000, the Company's shareholders approved a two-for-one stock split which was effected on July 5, 2000 and distributed to stockholders of record as of July 4, 2000. All references to share and per-share data for all periods presented have been adjusted to give effect to this two-for-one stock split. In June 2000, the Company's shareholders also approved an increase of 1 million authorized registered shares for use in acquisitions, mergers and other transactions.

Note 4 -- Equity Investments:

  In November 1999, Logitech announced the formation of a new company, Spotlife Inc., that will enhance video communications using the internet infrastructure. At the same time, Logitech announced the investment of $10.8 million in Spotlife by other investors, including two venture capital firms. In July through September 2000, Spotlife closed on its third round of financing totaling $30 million. Spotlife is independently managed and launched its internet service in May 2000. Logitech has invested $7 million in Spotlife, and has agreed to guarantee up to a maximum of $5.3 million of the new company's capital lease obligation. As of September 30, 2000, the outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.9 million. As of September 30, 2000, Logitech owns approximately 37% of Spotlife's outstanding shares on a fully diluted basis, with outside investors having the ability to exercise significant influence over the management of the new company. Logitech accounts for its investment in this company using the equity method.

  In June 1998, the Company acquired 49% of the outstanding shares of the LogiCad 3D Group (formerly Space Control GmbH), the German-based provider of Logitech's Magellan 3D Controller, and has an obligation for the Company to acquire the remaining outstanding shares if certain conditions are met. The Company is using the equity method of accounting for this investment.

  In April 1998, the Company acquired 10% of the then outstanding stock of Immersion Corporation, a developer of force feedback technology for PC peripherals and software applications. In November 1999, Immersion registered shares on the U.S. NASDAQ Stock Market in an initial public offering. In June 2000, the Company sold a partial interest in Immersion and recognized a gain of $.4 million in other income. The Company accounts for its investment in Immersion as available for sale in accordance with FASB 115 - Accounting for

Certain Investments in Debt and Equity Securities. Accordingly, the Company carries its investment in Immersion at market value and records periodic increases or decreases in market value as a component of shareholders' equity. As of September 30, 2000, Logitech owns approximately 7% of Immersion. The cost of these securities was $4.9 million and the gross unrealized gain was $13.3 million.

  The Company uses the cost method of accounting for all other investments.

Note 5 -- Comprehensive Income:

  Comprehensive income is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account, and the net change in unrealized gain on marketable equity securities. For the three months ended September 30, 2000 and 1999, comprehensive income (loss) was $(12,959,000) and $6,570,000. For the six months ended September 30, 2000 and 1999, comprehensive income was $21,842,000 and $5,845,000.

Note 6 -- Inventory

  At September 30 and March 31, 2000, inventory consisted of the following:

                                                               Sept. 30, 2000     March 31, 2000
                                                               --------------     --------------
                                                                        (in thousands)
         Raw materials...............................             $ 36,118           $16,762
         Work-in-process.............................                  383               517
         Finished goods..............................               91,962            50,976
                                                               ---------------    --------------
                                                                  $128,463           $68,255
                                                               ---------------    --------------

Note 7 -- Contingencies:

  In December 1996, the Company was advised of the intention to begin implementing a value-added tax ("VAT") on goods manufactured in certain parts of China since July 1995, including where the Company's operations are located, and intended for export. In January 1999, the Company was advised that the VAT would not be applied to goods manufactured during calendar 1999 and subsequent years. With respect to prior years, the Company is in ongoing discussions with Chinese officials and has been assured that, notwithstanding statements made by tax authorities, the VAT for these prior periods would not be charged to the Company. The Company believes the ultimate resolution of this matter will not have a material adverse effect on the Company's financial position, cash flows or results of operations.

  The Company is involved in a number of lawsuits relating to patent infringement and intellectual property rights. The Company believes the lawsuits are without merit and intends to defend against them vigorously. However, there can be no assurances that the defense of any of these actions will be successful, or that any judgment in any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and result of operations.

                          LOGITECH INTERNATIONAL S.A.
                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

  Logitech International S.A. designs, manufactures and markets human interface devices and supporting software which often serve as the primary physical interface between users and their personal computers and the internet. The Company's products include corded and cordless mice, optical trackballs, keyboards, joysticks, gamepads, racing systems, internet video cameras, and multimedia speakers. The Company sells its products to both original equipment manufacturers ("OEMs") and to a network of retail distributors and resellers.

Results of Operations
  The following table sets forth certain consolidated financial statement amounts as a percentage of net sales for the periods indicated:

                                                           Three months ended                 Six months ended
                                                             September 30,                      September 30,
                                                        -------------------------------   -------------------------------
                                                              2000             1999              2000             1999
                                                        --------------- ---------------   ------------- -----------------
Net sales.........................................           100.0%           100.0%            100.0%           100.0%
Cost of goods sold................................            66.3             67.5              66.4             68.9
                                                        -----------      -----------       ------------       ----------
Gross profit......................................            33.7             32.5              33.6             31.1
Operating expenses:
 Marketing and selling............................            18.3             16.3              18.5             16.9
 Research and development.........................             4.6              6.2               5.2              6.0
 General and administrative.......................             4.5              5.6               5.1              5.5
                                                        -----------      -----------       ------------       ----------
Operating income..................................             6.3              4.4               4.8              2.7
Interest income (expense), net....................             (.1)             (.1)               --              (.1)
Other income (expense), net.......................             (.1)              .6                .6               .2
                                                        -----------      -----------       ------------       ----------
Income before income taxes........................             6.1              4.9               5.4              2.8
Provision for income taxes........................             1.2              1.0               1.1               .5
                                                        -----------      -----------       ------------       ----------
Net income........................................             4.9%             3.9%              4.3%             2.3%
                                                        -----------      -----------       ------------       ----------



Comparison of three months ended September 30, 2000 and 1999


  Net Sales

  Net sales for the three months ended September 30, 2000 increased to $190.6 million, or 43% over the same quarter last year. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's corded and cordless mice. The relative weakness of the Euro, and its impact on corporate earnings, has impacted Logitech as well. With approximately 28% of the Company's sales denominated in the Euro, the weakening Euro resulted in lower sales growth for the quarter. The Company estimates that this impact, along with the impact of other exchange rate changes, was approximately $5 million. Even with this restraining factor, sales in the quarter were the largest in Logitech's history.

  Retail sales grew by 39% over the same quarter last year. This growth was shared across all product categories. Retail sales of the Company's traditional pointing devices, which include mice and trackballs, grew by

23%. This growth was driven by dramatic growth in sales of cordless mice, with unit volume growing by over 100%. The Company's optical mouse offerings introduced this quarter contributed significantly to the growth in corded mice. Mice sales represented 41% of the Company's total retail revenue for this quarter, compared to 43% in the same quarter last year. Keyboard products continue to be a source of strong growth with sales increasing by 92% over the same quarter last year, and with unit volume growing 82%. Keyboard sales growth is primarily from the cordless desktop line. In the video camera business, retail sales grew 51%, with unit volume increasing by 80%. The Company believes it is the PC video camera market leader for both unit and dollar market share in both the U.S. and Europe. Sales of interactive entertainment products grew 24%, while unit volumes increased by 36%. This growth was primarily driven by joysticks and steering wheels.

  OEM sales grew this quarter by 53% compared to the same quarter last year, with unit volume increasing by 24%. While the majority of this growth was driven by sales of the Company's internet video cameras, sales of mice grew slightly. The camera growth in both units and sales dollars was driven by internet video cameras which, beginning in the fourth quarter of fiscal 2000, were bundled by Compaq with a number of their Presario(R) models sold in the North American market.

  Gross Profit

  Gross profit consists of net sales, less cost of goods sold which consists of materials, direct labor and related overhead costs, costs of manufacturing facilities, costs of purchasing finished products from outside suppliers, distribution costs and inventory write-offs. Gross profit increased 48% to $64.2 million. This increase was due primarily to significantly higher sales volume, but also to cost reductions impacting both retail and OEM product offerings.

  Gross margin (gross profit as a percentage of net sales) increased from 32.5% to 33.7%. The increase was primarily due to cost reductions and increased higher margin internet video camera sales in OEM. Retail gross margin decreased from 44.3% to 37.1% compared to fiscal 2000. Overall, the Company does not believe the current quarter's high gross margin is sustainable. Over the full fiscal year, the Company expects the gross margin to be within the long-term targeted range of 32% to 34%.

  Operating Expenses

  Total operating expenses increased 39%, from $37.4 million to $52.2 million. This increase is due primarily to higher sales and marketing expenses. As a percentage of net sales, total operating expenses decreased from 28% to 27%.

  The increase in sales and marketing expenses is directly related to the Company's increased sales performance and marketing initiatives aimed at strengthening the Company's retail presence. The Company continues to make significant investments in advertising, channel marketing, and brand awareness. Research and development efforts are focused on new product development for the Christmas season and cost reductions on existing products. The slight increase in general and administrative expenses primarily reflects higher payroll costs.


  Interest Income (Expense), Net

  Interest expense for the most recent quarter was $.2 million, compared to income of $.1 million in the prior year. The increased expense was the result of short-term borrowings to finance working capital needs, and additional long-term borrowings related to a capital lease.


  Other Income (Expense), Net

  Other expense was $.1 million for the current quarter, compared to income of $.8 million in the same quarter last year. This was primarily due to losses in investments accounted for under the equity method this quarter, compared to net foreign exchange gains in the same quarter last year.

  Provision for Income Taxes

  The provision for income taxes consists of income and withholding taxes. The amount recorded in each period reflects management's best estimate of the effective tax rate for the fiscal year. Estimates are based on factors such as management's expectations as to payments of withholding taxes on amounts repatriated through dividends, the jurisdictions in which taxable income and losses are generated, changes in local tax laws, the phased expiration of a tax holiday in China, and changes in valuation allowances based upon the likelihood of recognizing deferred tax assets. The Company has reviewed its projections of taxable income in various tax jurisdictions for fiscal 2001 and believes its effective tax rate for fiscal 2001 will be 20%. As a result, the provision for income taxes for the three months ended September 30, 2000 was $2.3 million, representing a 20% effective tax rate.


Comparison of six months ended September 30, 2000 and 1999

  Net Sales

  Net sales for the six months ended September 30, 2000 increased 31% to $332.0 million. This growth was shared across all product categories, but primarily came from the Company's keyboard and video products, as well as increases from the Company's corded and cordless mice.

  Retail sales grew by 31%. This growth was shared across all product categories. Sales of the Company's traditional retail pointing devices, which include mice and trackballs, grew by 10%. This growth was driven by the Company's cordless mice, and also by the Company's corded optical mouse offerings introduced this quarter. In the video camera business, retail sales grew by 51%. Sales of keyboard products increased by 84% over the same period last year. Sales growth is primarily from the cordless desktop line.

  OEM sales grew by 30% compared to the same period last year. The majority of this growth was driven by sales of the Company's internet video cameras.


  Gross Profit

  Gross profit increased 41% to $111.5 million in the six months ended September 30, 2000. Gross profit as a percentage of net sales increased from 31% to 33%. The increase was primarily due to cost reductions impacting retail and OEM product offerings, plus increased higher-margin internet video camera sales in OEM.


  Operating Expenses

  Total operating expenses increased 32%, from $72.4 million to $95.4 million. These increases are directly related to the Company's increased sales performance, marketing initiatives aimed at strengthening the Company's retail presence, and development of new products. As a percentage of sales, operating expenses were 28% this year and last year.


  Interest Income (Expense), Net

  Interest income for the six months ended September 30, 2000 was $.03 million, compared to interest expense of $.3 million in the same period last year. This improvement was a result of cash generated from operations in the first quarter to reduce short-term debt.


  Other Income (Expense), Net

  Other income was $1.9 million, compared to $.7 million last year. The increase was primarily due to the first quarter gains recognized from the sale of a building and the sale of shares of Immersion.


  Provision for Income Taxes
  The provision for income taxes for the six months ended September 30, 2000 and 1999 represented a 20% effective tax rate.

Liquidity and Capital Resources

  Cash Balances, Available Borrowings, and Capital Resources

  At September 30, 2000, cash and cash equivalents totaled $22.2 million. The Company also had credit lines with several European and Asian banks totaling $67 million as of that date. As is common for business in European countries, these credit lines are uncommitted and unsecured. Despite the lack of formal commitments from its banks, the Company believes that these lines of credit will continue to be made available because of its long-standing relationships with these banks. As of September 30, 2000 $50 million was available under these facilities.

  The Company has financed its operations and capital requirements primarily through cash flow from operations and bank borrowings. The Company's short and long-term liquidity and capital resource requirements will be provided from three sources: ongoing cash flow from operations, cash and cash equivalents on hand and borrowings, as needed, under the credit facilities.

  Cash Flow from Operating Activities

  The Company's operating activities used cash of $29.3 million for the six months ended September 30, 2000, and was about flat for the six months ended September 30, 1999. The Company used significantly more cash this year for increased inventories and receivables, which more than offset increased payables. While inventories increased substantially more than last year, the increase is directly related to preparations for the third fiscal quarter, typically the strongest sales quarter of the year. In the third fiscal quarter last year, the Company did not have enough product to completely fulfill the demand from the sales channels. The Company has taken actions this quarter, primarily through the implementation of a fast cycle time process, intended to ensure that there is sufficient inventory to stock shelves in the Christmas quarter and keep them stocked for the duration of the peak selling season.

  Cash Flow from Investing Activities

  The Company's investing activities used cash of $12.5 million and $11.7 million for the six months ended September 30, 2000 and September 30, 1999. Included this year are cash proceeds of $3.6 million for the sale of a building in Europe that was no longer being used in the Company's operations, $5.0 million for an additional investment in Spotlife, and $.6 million for investments in other affiliated companies. Capital expenditures totaled $11.1
million in fiscal 2001 and $10.7 million in fiscal 2000.   The increase in
fiscal 2001 capital expenditures relates principally to increased tooling investments for product manufacturing, and for computer equipment acquired under a capital lease. Fiscal 2000 capital expenditures include costs for the Company's computer systems implementation project, which was completed in September 1999.

  Cash Flow from Financing Activities

  Net cash provided by financing activities for the six months ended September 30, 2000 was $16.5 million. This represents net borrowings of $11.7 million to finance inventory and other working capital needs, $5.9 million of proceeds from the issuance of registered shares and sale of treasury shares to fulfill employee stock option and stock purchase plan requirements, and $1.1 million to purchase treasury shares as part of a stock buy-back program in the first quarter.

  Net cash used by financing activities for the six months ended September 30, 1999 was $11.8 million. This represents a $15.8 million net repayment of short-term debt, net of $4.0 million of proceeds from the sale of treasury shares to fulfill employee stock option and stock purchase plan requirements.

  Capital Commitments

  The Company believes that it will continue to make capital expenditures in the future to support ongoing and expanded operations and that such expenditures may be substantial. Fixed commitments for long lead time parts totaled $40.3 million at September 30, 2000. Fixed commitments for capital expenditures, primarily for manufacturing equipment, approximated $1.5 million at September 30, 2000. In addition, the Company has agreed to guarantee up to a maximum of $5.3 million of Spotlife's capital lease obligation. As of September 30, 2000, outstanding balance of the lease obligation, and therefore the Company's guarantee, was $3.9 million. The Company believes that its cash and cash equivalents, cash from operations, and available borrowings under its bank lines of credit will be sufficient to fund capital expenditures and working capital needs for the foreseeable future.

Certain Factors Affecting Operating Results

  This quarterly report on Form 6-K contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities and Exchange Act of 1934 relating to, among other things, i) price competition, ii) an emerging environment in the OEM and retail markets for PC video cameras and cordless products, iii) gross margins, iv) the Company's brand strategy, v) the Company's research and development strategy, vi) effective tax rate, vii) capital commitments, viii) bank credit line availability, ix) cash liquidity availability, and x) the outcome of contingencies. Predictions of future events involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in the forward-looking statements due to, among others, the following risk factors:

  Potential Fluctuations in Future Operating Results

  The Company's operating results in the past have varied significantly from quarter to quarter and these fluctuations are expected to continue in the future. Future quarterly operating results may vary significantly due to a number of factors, including: industry conditions, such as the strength of product demand; the volume and timing of orders received during the quarter; the maturation of product lines; the timing of new product introductions by the Company and its competitors and their acceptance by the market; the impact of competition on the Company's average selling prices and operating expenses; the availability and pricing of components for the Company's products; inventory levels at the Company or in the distribution channels; changes in laws or regulations; changes in product or distribution channel mix; price protection charges; product returns from customers; deferrals of customer orders in anticipation of new products or otherwise; changes in technologies and their acceptance by the market; fluctuations in exchange rates; changes in the Company's strategy; changes in personnel; the performance of the Company's suppliers and third-party product manufacturers; seasonality; and general economic conditions, such as the rate of economic growth in the Company's principal geographic markets. Many of these factors are beyond the Company's control. In addition, due to the short product life cycles inherent in the Company's markets, the Company's failure to introduce new, competitive products consistently and in a timely manner would adversely affect results of operations for one or more product cycles.

  The volume and timing of orders received during a quarter are difficult to forecast. Customers generally order on an as-needed basis. Accordingly, the Company has operated with a relatively small backlog, and net sales in any quarter depend primarily on orders booked and shipped in that quarter. In spite of the difficulty in forecasting sales in advance of a quarter and the relatively small backlog at any given time, the Company generally must plan production, order components and enter into development, sales and marketing, and other operating commitments well before each quarter begins. This is particularly acute because substantially all of the Company's products are manufactured in Asia, and the Company relies on suppliers who are located in many other parts of the world. Consequently, any shortfall in net sales in a given quarter may negatively impact the Company's results of operations due to an inability to adjust expenses during such quarter. Excess inventory may negatively impact cash flows and result in charges associated with inventory write-offs.

  The Company's retail sales are seasonal. Net sales are typically higher during the Company's third fiscal quarter, due primarily to the increased demand for the Company's products during the year-end holiday buying season, and to a lesser extent in the fourth fiscal quarter. Net sales in the first and second quarters can vary significantly as a result of new product introductions and other factors.

  As a result, the Company believes that quarter-to-quarter comparisons of its results of operations should not be relied upon as indications of future performance. In addition, due to the foregoing factors, it is possible that in some future quarter the Company's operating results may be below the expectations of public market analysts and investors. In such event, the price of the Company's ADSs and registered shares would likely be materially and adversely affected. The Company's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by technology companies participating in rapidly evolving markets. There can be no assurance that the Company will be successful in addressing these concerns.

  Distribution

  The Company sells its products through a domestic and international network of distributors, resellers and OEM customers, and the Company's success is dependent on the continued viability and financial stability of its customer base. The OEM, distribution and reseller industries have been historically characterized by rapid change, including periods of widespread financial difficulties and consolidations, and the emergence of alternative distribution channels. The Company's distributor and reseller customers generally offer products of several different companies, including products competitive with the Company's products. Accordingly, there is a risk that these distributors and resellers may give higher priority, including greater retail shelf space, to products of other suppliers, and may reduce their efforts in selling the Company's products. The loss of, or a significant reduction in the business with one or more of the Company's OEM customers, distributors or major resellers could have a material adverse effect on the Company's business, financial condition and results of operations.

  Product Return Risks

  Like other manufacturers of consumer products, the Company is exposed to the risk of product returns, either through the exercise by customers of contractual return rights or as a result of the Company's assistance in balancing inventories of retailers and distributors. In addition, the Company offers price protection to its distributors and retailers. A portion of the Company's net sales may result in increased inventory at its distributors and resellers which could lead to reduced orders by these customers in future periods. As a result, historical net sales may not be indicative of future net sales. Overstocking by Logitech's distributors and retailers may lead to higher than normal returns. The short product life cycles of certain of the Company's products and the difficulty in predicting future sales increase the risk that new product introductions, price reductions or other factors affecting the computer industry would result in significant product returns. In addition, the Company continuously introduces product upgrades, enhancements and improved packaging, and thus may experience higher rates of return on its older products.

  The Company recognizes revenue upon product shipment, less amounts for estimated returns and price protection. Amounts provided for returns and price protection are estimated based upon historical and anticipated experience and the Company's assessment of inventory in the channels. Although the Company believes that it has provided adequate amounts for projected returns, from time to time it has experienced return levels in excess of amounts provided, and no assurance can be given that such amounts will be sufficient for actual returns in future periods. In addition, there can be no assurance that the accruals for price protection will be sufficient, or that any future price changes will not have a material adverse effect on the Company's results of operations.

  Proprietary Rights

  The Company's future success depends in part on its proprietary technology, technical know-how and other intellectual property. The Company relies on a combination of patent, trade secret, copyright, trademark and other intellectual property laws, and confidentiality procedures and contractual provisions such as nondisclosure agreements and licenses, to protect its intellectual property.

  The Company holds various United States patents, together with corresponding patents from other countries relating to certain of the same inventions. The Company also has various United States patent applications pending, together with corresponding applications from other countries relating to certain of the same inventions. Despite these patents and patent applications, there can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company, or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company. In addition, there can be no assurance that other intellectual property laws, or the Company's confidentiality procedures and contractual provisions, will adequately protect the Company's intellectual property. There can also be no assurance that the Company's competitors will not independently develop similar technology, duplicate the Company's products, or design around the Company's patents or other intellectual property rights. In addition, unauthorized parties may attempt to copy aspects of the Company's products or to obtain and use information that the Company regards as proprietary. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations. See "Legal Proceedings."

  The Company also relies on certain technologies that it obtains from others. The Company may find it necessary or desirable in the future to obtain licenses or other rights relating to one or more of its products or to current or future technologies. There is no assurance that such licenses or other rights will be available on commercially reasonable terms, or at all.

  Rapid Technological Change

  The market for the Company's products is characterized by rapidly changing technology and frequent new product introductions. The Company's success will depend to a substantial degree on its ability to develop and introduce in a timely manner new products and enhancements that meet changing customer requirements and emerging industry standards. The development of new, technologically-advanced products and enhancements is a complex and uncertain process requiring high levels of innovation as well as the anticipation of technology and market trends. There can be no assurance that the Company will be able to identify, develop, manufacture, market, sell, or support new products and enhancements successfully, that new products or enhancements will achieve market acceptance, or that the Company will be able to respond effectively to technology changes, emerging industry standards or product announcements by competitors. New product announcements by the Company could cause its customers to defer purchases of existing products or cause distributors to request price protection credits or stock rotations. Any of these events could have a material adverse effect on the Company's business, financial condition and results of operations.

  Risks Associated with International Operations

  Substantially all of the Company's manufacturing operations are located in Suzhou, China and other locations in the Far East. These operations could be severely impacted by economic or political instability in China, including instability which may occur in connection with a change in leadership in China, by evolving interpretation and enforcement of legal standards, by strains on Chinese transportation, communications, trade and other infrastructures related to the rapid industrialization of an agrarian economy, by conflicts, embargoes, increased tensions or escalation of hostilities between China and Taiwan, and by other trade customs and practices that are dissimilar to those in the United States. Interpretation and enforcement of China's laws and regulations continues to evolve and the Company expects differences in interpretation and enforcement to continue in the foreseeable future. In addition, the Company's Chinese employees in Suzhou are subject to a number of government regulations regarding employment practices and customs that are fundamentally different in certain respects from those in the United States and Europe. The Suzhou facility is managed by several key Taiwanese expatriate employees of the Company. The loss of such employees, either voluntarily or because of a deterioration in relations between China and Taiwan, may have a material adverse effect on the Company's Suzhou manufacturing operations.

  Logitech transacts a substantial portion of its business outside the United States. There are certain risks inherent to doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, environmental and other regulations, problems in collecting accounts receivable, longer accounts receivable payment cycles, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could adversely impact the success of the Company's international operations and, in turn, have a material adverse effect on the Company's business, financial condition and results of operations.

  Competition

  The Company's business is characterized by intense competition, a trend of declining average selling prices in OEM and performance enhancements of competing products in retail. The Company expects that competition will continue to be intense and may increase from current or future competitors. Logitech believes that the principal competitive factors include the price, performance, user-centric design, ease of use, functionality, innovation, quality and timeliness of products, as well as the responsiveness, capacity, technical abilities, established customer relationships, retail shelf space, advertising and promotion programs, and brands of manufacturers.

  The Company competes primarily with Creative Technology, Ezonics Corporation, Guillemot Corporation, Intel, Interact Multimedia, Kensington/Advanced Gravis, KYE/Mouse Systems, Labtec Inc., Microsoft, Mitsumi, Philips, Primax, Saitek Industries Ltd., and Xirlink Inc. Many of the Company's current and potential competitors have longer operating histories and significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and larger customer bases, than the Company.

  The Company's chief competitor is Microsoft in the market for pointing devices, gaming devices, and keyboards. In the December 1999 quarter, Microsoft began shipping two new mouse products that were based on an optical sensing technology. Logitech responded to Microsoft with optical offerings in the second quarter of fiscal 2001. In addition, the Company continued to focus on the advantages of its cordless offerings to the end user. Microsoft entered into the cordless mouse category in the second quarter of fiscal 2001, and the Company expects Microsoft to add a cordless keyboard or cordless desktop to their line in the near future.

  Microsoft is also a leading producer of operating systems and applications with which the Company's pointing and gaming devices are designed to operate. As a result of its position, Microsoft may be able to make improvements in the functionality of its pointing and gaming devices to correspond with ongoing modifications and enhancements to its operating systems and software applications in advance of the Company. This ability could provide Microsoft with significant lead time advantages for product development. In addition, Microsoft may be able to offer pricing advantages on bundled hardware and software products that the Company is not able to offer.

  The Company's chief competitor is Intel in the market for PC video cameras. The competition in this category is fierce, and the Company views Intel as the primary challenger for market leadership. Intel has also begun offering a family of wireless products for use with a PC, including a mouse, a keyboard, and a gamepad. These products are offered separately and in various combinations. These products are based on a wireless systems approach that requires the use of a base station that can connect multiple wireless devices. It remains to be seen how consumers will respond to this Intel offering.

  Certain of the Company's competitors may also have patents or intellectual property rights, which provide them with an advantage. As a result, these competitors may be able to respond more effectively to new or emerging technologies and changes in customer requirements. Consequently, the Company expects to continue to experience increased competition, significant price reductions in OEM and performance enhancements of competing products in retail. This could result in decreased gross margin, loss of market share and lack of acceptance of the Company's products. In the event of significant price competition in the market for the Company's products, the Company would be required to decrease costs at least proportionately to any price decreases in order to maintain its existing margin levels and would be at a significant disadvantage compared to competitors with substantially greater resources, which could more readily withstand an extended period of downward pricing pressure. There can be no assurance that the Company will be able to compete successfully in the future or that competition will not have a material adverse effect on the Company's business, financial condition and results of operations.

  Reliance on Suppliers

  Certain key components used in the manufacture of the Company's products, as well as certain products, are currently purchased by the Company from single or limited sources that specialize in such components or products. At present, single-sourced components include certain of the Company's ASICs, sensors, certain other integrated circuits and components, and balls used in certain of the Company's trackballs. The Company generally does not have long-term agreements with its single or limited sources of supply. Lead times for materials and components ordered by the Company or its contract manufacturers can vary significantly and depend on factors such as the specific supplier, contract terms and demand for a component at a given time. From time to time the Company has experienced supply shortages and fluctuation in component prices. Shortages or interruptions in the supply of components or subcontracted products, or the inability of the Company to procure these components or products from alternate sources at acceptable prices in a timely manner, could have a material adverse effect upon the Company's business, financial condition and results of operations.

  Dependence on Key Personnel

  The Company's success depends to a significant degree on the continued contributions of the Company's management, including its Chief Executive Officer, Guerrino De Luca, and other key design, development, manufacturing, marketing, finance and sales personnel. The loss of any of such personnel could have a material adverse effect on the Company's business, financial condition and results of operations. Assimilation and retention of personnel may be made more difficult by the fact that the Company's management and other key personnel are dispersed throughout various locations worldwide, thus requiring the coordination of organizations separated by geography and time zone and the integration of personnel with disparate business backgrounds, cultures and languages. In addition, the Company believes that its future success will depend on its ability to attract and retain highly skilled managerial, engineering, operations, marketing and sales personnel, and competition for whom is intense. There can be no assurance that the Company will be successful in attracting and retaining such personnel, and the failure to attract and retain key personnel could have a material adverse effect on the Company's business, financial condition and results of operations.

  Fluctuations in Effective Tax Rates; Potential Tax Increases

  The Company operates in multiple jurisdictions and its profits are taxed pursuant to the tax laws of such jurisdictions. The Company's effective tax rate may be affected by changes in or interpretations of tax laws in any given jurisdiction, utilization of net operating losses and tax credit carryforwards, changes in transfer pricing that impact the recognition of net sales and allocation of expenses in the Company's various subsidiaries, and changes in management's assessment of matters such as the realizability of deferred tax assets. The Company regularly assesses the realizability of deferred tax assets based on a number of factors, including the Company's past earnings history and expected future taxable income over a two-year period. As a result of this process, a valuation allowance is recorded for deferred tax assets when management believes it is more likely than not that the Company will not realize such deferred tax assets. In the past, the Company has experienced substantial fluctuation in its effective income tax rate. The Company's effective income tax rates in the past three fiscal years reflect a variety of factors that may not be present in fiscal 2001. As a result, the Company's effective income tax rate may change in future periods.

  Outcome of Legal Proceedings

  There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. Through its U.S. and China subsidiaries, the Company is currently involved in several pending lawsuits with respect to patent infringement claims by third parties, one of which is scheduled to go to trial in February 2001. The Company believes that all of these pending lawsuits are without merit and intends to defend against them vigorously. There can be no assurance, however, that the defense of any of these actions will be successful, or that any judgment in or settlement of any of these lawsuits would not have a material adverse impact on the Company's business, financial condition and results of operations.

  Pending and future litigation involving the Company, whether as plaintiff or defendant, regardless of outcome, may result in significant diversion of effort by the Company's technical and management personnel, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that such royalty or licensing agreements, if required, will be available on terms acceptable to the Company, or at all. In addition, there can be no assurance that the Company's efforts to protect its intellectual property through litigation will prevent duplication of the Company's technology or products.

  Other
  For discussions identifying other factors that could cause actual results to differ from those anticipated in the forward-looking statements, see "Description of Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's Form 20-F for the year ended March 31, 2000. The Company cautions that the foregoing list of risk factors is not exhaustive.

                          LOGITECH INTERNATIONAL S.A.
           QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Market Risk

  As a global concern, the Company faces exposure to adverse movements in foreign currency exchange rates and interest rates. These exposures may change over time as business practices evolve and could have a material adverse impact on the Company's financial results.

  Foreign Currency Exchange Rates

  Currently, the Company's primary exposures relate to non-dollar denominated sales in Europe and Asia and non-dollar denominated operating expenses and inventory costs in Europe and Asia, as well as net assets located in these geographies. For the quarter ended September 30, 2000, 44% of the Company's sales were denominated in non-U.S. currencies and 29% of the Company's net assets were recorded in non-U.S. currencies. For the quarter ended September 30, 1999, 41% of the Company's sales were denominated in non-U.S. currencies and 21% of the Company's net assets were recorded in non-U.S. currencies.

  The Company primarily uses the local currencies of its foreign subsidiaries as the functional currency. Accordingly, unrealized foreign currency gains or losses resulting from the translation of net assets denominated in foreign currencies to the U.S. dollar are accumulated in the cumulative translation adjustment component of shareholders' equity. At the present time, the Company does not hedge any currency exposures. The Company estimates that if the U.S. dollar had appreciated by an additional 10% as compared to the functional currencies used by foreign subsidiaries, net income for the quarters ended September 30, 2000 and 1999 would have been adversely impacted by approximately $3.1 million and $1.5 million.

  Interest Rates

  Changes in interest rates could impact the Company's anticipated interest income on its cash equivalents and interest expense on debt. The Company prepared sensitivity analyses of its interest rate exposures to assess the impact of hypothetical changes in interest rates. Based on the results of these analyses, a 10% adverse change in interest rates from the fiscal 2001 and 2000 quarter end rates would not have a material adverse effect on the Company's results of operations, cash flows or financial condition for the next year.

                                   SIGNATURES


  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

                                    Logitech International S.A.


                                    By:  /s/  Guerrino De Luca
                                       ----------------------------------------
                                         Guerrino De Luca
                                         President and Chief Executive Officer


                                    By:  /s/  Kristen M. Onken
                                       -----------------------------------------
                                         Kristen M. Onken
                                         Chief Finance Officer,
                                         Chief Accounting Officer,
                                         and U.S. Representative

November 14, 2000